Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2.

 Date of Material Change

March 18, 2008

Item 3.

News Release

The Issuer issued a press release dated March 18, 2008. The press release was disseminated through Market News and Stockwatch.

Item 4.

Summary of Material Change

The  Issuer  announced  that  it  has  entered  into  an  agreement  with  Pacific  Hydro  Pty  Ltd.  (“Pacific  Hydro”)  amending  the  Settlement  Agreement  dated  September  28,  2007  (the  “Settlement Agreement”) to extend the date by which date a loan owed to Pacific Hydro by  the Issuer must be repaid from April 25, 2008 to June 24, 2008.

Item 5.

Full Description of Material Change

The Issuer announced that Pacific Hydro has agreed to provide an extension of the repayment  date  of  the  Mesa  acquisition  loan  from  the  current  repayment  date  of  April 25,  2008  to  June 24,  2008.   In  consideration  for  the  extension,  the  Issuer  has  agreed  to  pay  to  Pacific  Hydro a $100,000 extension fee.  A description of the terms of the Settlement Agreement is  set out in the Issuer’s news release dated October 1, 2007.

Pursuant to the terms of the Settlement Agreement, the Issuer is obligated to repay to Pacific  Hydro the Mesa loan of US$13.4 million plus interest.   The Issuer has received a credit of  US$3  million  for  transferring  its  20%  interest  in  and  to  the  Mitsubishi  wind  turbine  generators pursuant to the terms of the Settlement Agreement.   If the Issuer does not repay  the outstanding amount of the Mesa acquisition loan on or before June 24, 2008, the current  total  of  which  is  approximately  US$12.2  million,  the  Issuer  will  forfeit  its  interest  in  the  Mesa Wind Power Corporation.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.

Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the  Issuer, at 604-839-4192.

Item 9.

Date of Report

March 19, 2008